Exhibit 99.1

Itaú Unibanco Holding S.A. 20_% ™¦§¦³¦¯¤¦_ °³®

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	05/06/2021

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 12.5/6, 12.7/8 and 12.12	**07/10/2020**
V3	Updated items: 11.1 and 11.2	**08/03/2020**
V4	Updated items: 12.5/6, 12.7/8 and 12.12	**08/18/2020**
V5	Updated items: 12.7/8 and 12.12	**08/24/2020**
V6	Updated items: 12.5/6 and 12.12	**09/04/2020**
V7	Updated items: 12.5/6 and 12.12	**10/07/2020**
V8	Updated items: 12.5/12.6, 12.7/12.8 and 12.12	**10/29/2020**
V9	Updated items: 5.6, 11.1 and 11.2	**11/03/2020**
V10	Updated items: 12.5/6 and 12.12	**12/03/2020**
V11	Updated items: 1.0; 12.5/12.6 and 12.12	**12/14/2020**
V12	Updated items: 12.5/12.6, 12.7/12.8 and 12.12	**01/12/2021**
V13	Updated items: 18.8	**01/19/2021**
V14	Updated items: 12.5/12.6, 12.7/12.8, 12.12 and 18.8	**01/28/2021**
V15	Updated items: 1.1; 1.3; 11; 12.5/12.6, 12.12 and 15.3	**02/02/2021**
V16	Updated items: 10.3, 15.1/15.2, 15.3, 15.4, 15.8, 17.5, 19.2, 19.3 and 21.3	**02/09/2021**
V17	Updated items: 12.5/6 e 12.12	**03/08/2021**
V18	Updated items: 12.5/6 e 12.12	**04/06/2021**
V19	Updated items: 11.1 and 11.2	**05/03/2021**
V20	Updated itens: 8.2, 12.5/6, 12.7/8, 12.9, 12.10, 12.12, 15.1/2, 15.3, 15.4, 15.8, 19.2 and 19.3	**05/06/2021**

ITEM 8. EXTRAORDINARY BUSINESS

8.2. Indicate significant changes in the conduction of the issuer's business (period of past three years)

Management structure for Itaú Unibanco

The Ordinary General Meeting, on April 27, 2021 approved to compose the Board of Administration, the election of Candido Botelho Bracher and Maria Helena dos Santos Fernandes de Santana and the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal.

On October 29, 2020, the Company announced to the market changes in its Board of Officers as Candido Botelho Bracher has reached the age limit for exercising the duties of his position. Accordingly, Milton Maluhy Filho was announced to succeed Candido Botelho Bracher as CEO after the due transition process between November 2020 and January 2021. Therefore, Milton Maluhy Filho was effectively invested on February 2, 2021.

Additionally, on December 11, 2020, the Company announced to the market changes in its Executive Committee.The new configuration aims to bring the Executive Committee closer to business and, thus, simplify the Company's operation and management model, allowing greater autonomy and speed in decision-making. Therefore, the Executive Committee is now made up of Alexandre Grossmann Zancani, Alexsandro Broedel Lopes, André Luis Teixeira Rodrigues, André Sapoznik, Carlos Fernando Rossi Constantini, Flavio Augusto Aguiar de Souza, Leila Cristiane Barboza Braga de Mello, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Giullinet Fajerman.

In line with the aforementioned announcements to the market, on January 28, 2021 the Board of Directors recorded that Candido Botelho Bracher had temporarily left the position of CEO as from February 2, 2021.In the same meeting, the following was approved: (i) transfer of Milton Maluhy Filho to take over as CEO, also as from February 2, 2021; (ii) the elections of Alexandre Grossmann Zancani, André Luis Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Flavio Augusto Aguiar de Souza, and Ricardo Ribeiro Mandacaru Guerra, all of them to the position of Executive Officer; and (iii) the elections of José Geraldo Franco Ortiz and Matias Granata to the position of Officer.

The Annual General Stockholders' Meeting held on April 28, 2020 approved the election of Frederico Trajano Inácio Rodrigues and the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Issuer's Board of Directors.

The Annual General Stockholders' Meeting held on April 24, 2019 approved the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Board of Directors.

On September 27, 2018, the Company announced to the market changes in its Executive Committee as Eduardo Mazzilli de Vassimon, the Wholesale Senior Vice President ("Diretor Geral"), has reached the age limit for exercising the duties of this position.

Eduardo Mazzilli de Vassimon was succeeded by then Director Vice President of Risks and Finance department, Caio Ibrahim David, who was already a member of the Executive Committee. Milton Maluhy Filho, who ended his term of office as CEO of Itaú Corpbanca in January, took up the position of Vice President of the Risk and Finance department. Accordingly, Milton Maluhy Filho also joined Itaú Unibanco's Executive Committee. These changes in the Executive Committee, approved by the Nomination and Corporate Governance Committee and the Board of Directors, came into effect as of January 2019.

The Annual and Extraordinary General Stockholders' Meeting held on April 25, 2018 approved the election of Ana Lúcia de Mattos Barretto Villela to the Issuer's Board of Directors. Messrs. Amos Genish, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal were re-elected accordingly.

On April 26, 2018, the Board of Directors nominated Messrs. Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen.

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Andre Balestrin Cestare 213.634.648-25 Not applicable.	06/08/1978 Engineer	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	4 0.00%
Renato Barbosa do Nascimento 161.373.518-90 Not applicable.	10/28/1971 Accountant	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	4 0.00%
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	5 0.00%
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Not applicable.	03/28/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	7 0.00%
Teresa Cristina Athayde Marcondes Fontes 307.447.828-48 Not applicable.	08/28/1982 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	1 0.00%
Daniel Sposito Pastore 283.484.258-29 Not applicable.	10/07/1979 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	1 0.00%
Sergio Guillinet Fajerman 018.518.957-10 Not Applicable	03/26/1972 Economist	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
José Geraldo Franco Ortiz Junior 290.270.568-97 Not applicable.	11/23/1980 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	1 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Alexsandro Broedel 031.212.717-09 Member of the Disclosure ad Trading Committee	10/05/1974 Accountant	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	8 0.00%
Renato Lulia Jacob 118.058.578-00 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	05/10/1974 Engineer	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	1 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	10 0.00%
Alexandre Grossmann Zancani 288.246.148-84 Not applicable.	10/14/1977 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
André Luís Teixeira Rodrigues 799.914.406-15 Not applicable.	08/11/1973 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
Ricardo Ribeiro Mandacaru Guerra 176.040.328-85 Not applicable.	08/28/1970 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
Matias Granata 228.724.568-56 Not applicable.	06/17/1974 Economist	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	4 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee	12/05/1958 Business Administrator	Board of Officers member only 29- Other board officers Member of the Board of Directors (non-executive director)	04/27/2021	Annual Yes	0 0.00%
José Virgilio Vita Neto 223.403.628-30 Member of the Disclosure and.Trading Committee	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021	Annual No	7 0.00%
Renato da Silva Carvalho 033.810.967-61 Not applicable.	11/02/1974 Engineer	Board of Officers member only 19- Other officers Officer	04/29/2021	Annual No	1 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Officer	04/29/2021	Annual No	6 0.00%
Pedro Paulo Giubbina Lorenzini 103.594.548-79 No applicable.	04/02/1968 Business Administrator	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	2 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Officer	04/29/2021	Annual No	3 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Not applicable.	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	7 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name / Taxpayer ID (CPF) / Other positions held and roles performed at the issuer	Date of birth / Profession	Management body / Elective office held / Description of other positions/roles	Date of election / Date of investiture	Term of office / Nominated by the controlling stockholder	Number of consecutive terms of office / Percentage of attendance at meetings
Carlos Fernando Rossi Constantini 166.945.868-76 No applicable	05/02/1974 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
Flávio Augusto Aguiar de Souza 747.438.136-20 Not Applicable	03/27/1970 Business Administrator	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021	Annual No	1 0.00%
Milton Maluhy Filho 252.026.488-80 Not applicable.	06/08/1976 Business Administrator	Board of Officers member only 19- Other officers Director President	04/29/2021	Annual No	3 0.00%
Frederico Trajano Inácio Rodrigues 253.929.608-47 Not Applicable	03/25/1976 Business Administrator	Board of Directors member only 29- Other board officers Member of the Board of Directors (independent director)	04/27/2021	Annual Yes	1 84.62%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee	10/25/1973 Pedagogic Professional	Board of Directors member only 29- Other board officers Member of the Board of Directors (non-executive director)	04/27/2021	Annual Yes	3 100.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee	10/03/1954 Business Administrator	Board of Directors member only 29- Other board officers Member of the Board of Directors (independent director)	04/27/2021	Annual Yes	6 100.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Maria Helena dos Santos Fernandes de Santana	06/23/1959	Board of Directors member only	04/27/2021	Annual	0
036.221.618-50	Economist	29 - Other board members		Yes	0.00%
Member of the Related Parties Committee		Member of the Board of Directors (independent director)			
Pedro Luiz Bodin de Moraes	07/13/1956	Board of Directors member only	04/27/2021	Annual	13
548.346.867-87	Economist	29 - Other board members		Yes	100.00%
Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee		Member of the Board of Directors (independent director)			
Pedro Moreira Salles	10/20/1959	Board of Directors member only	04/27/2021	Annual	13
551.222.567-72	Banker	29 – Other board members		Yes	100.00%
Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee		Co-chairman of the Board of Directors (non-executive director)

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Ricardo Villela Marino 252.398.288-90 Member of the Strategy Committee	01/28/1974 Engineer	Board of Directors member only 21 - Vice President of the Board of Directors	04/27/2021	Annual Yes	13 100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	09/01/1958 Business Administrator	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/27/2021	Annual Yes	13 100.00%
Roberto Egydio Setubal 007.738.228-52 Member of the Capital and Risk Management Committee Member of the Strategy Committee Chairman of the Compensation Committee	10/13/1954 Engineer	Board of Directors member only 29 - Other board members Co-chairman of the Board of Directors (non-executive director)	04/27/2021	Annual Yes	13 92.31%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
João Moreira Salles 295.520.008-58 Member of the Strategy Committee Member of the Compensation Committee	04/11/1981 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/27/2021	Annual Yes	4 100.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee	05/06/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (Independent member)	04/27/2021	Annual Yes	4 100.00%
Rene Guimarães Andrich 709.926.659-49 Not applicable.	08/04/1971 Accountant	Fiscal Council 47 - Fiscal Council (Alternate) Nominated by preferred stockholders	04/27/2021	Annual No	1 0.00%
Reinaldo Guerreiro 503.946.658-72 Not applicable.	02/10/1953 Accountant	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/27/2021	Annual Yes	4 0.00%
Alkimar Ribeiro Moura 031.077.288-53 Not applicable.	08/09/1941 Economist	Fiscal Council 43 - Fiscal Council (Effective) Nominated by the controlling stockholder	04/27/2021	Annual Yes	5 100.00%
Artemio Bertholini 095.365.318-87 Not applicable.	04/01/1947 Economist	Fiscal Council 44 - Fiscal Council (Effective) Nominated by preferred stockholders	04/27/2021	Annual No	0 0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
João Costa 476.511.728-68 Not applicable.	08/10/1950 Economist	Fiscal Council 46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	04/27/2021	Annual Yes	12 0.00%
José Caruso Cruz Henriques 372.202.688-15 Not applicable.	12/31/1947 Lawyer	Fiscal Council 40 – Chairman of the Fiscal Council Elected by the controlling stockholder	04/27/2021	Annual Yes	10 100.00%

Professional experience / Statement of any conviction /Independence criteria

Teresa Cristina Athayde Marcondes Fontes - 307.447.828-48

Teresa Cristina Athayde Marcondes Fontes has been an Officer at the Itaú Unibanco Group since 2020, being responsible for the Civil Litigation department. She joined the Itaú Unibanco Conglomerate in 2003 as an intern, and since then has worked at the legal advisory to a number of business lines, including corporate, government relations, insurance, capitalization, private pension, health plans, real estate loans, vehicles, consortia, intellectual property/marketing, E&S, supplier contracts, technology contracts and equity and labor departments. Ms. Fontes worked as Compliance Superintendent, responsible for the Retail Banking and Labor segments (2017 to 2020).
She has a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil.

Alexandre Grossmann Zancani - 288.246.148-84

Alexandre Grossmann Zancani has been a partner in the Partners Program since 2019 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021).
He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019); a Risk Officer – Individuals and Consumers (2015 to 2017); an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015); an Executive Credit Superintendent at Santander – Companies (2012 to 2013) at Santander (Brazil); an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A.
He holds a Bachelor's degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel has been a partner in the Partners Program since 2017, and an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group.
He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.
He holds Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been an Officer at the Itaú Unibanco Group and concurrently held the position of Investor Relations Officer at the Itaú Unibanco Group since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the U.S., and Itaú Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itaú Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Emerson Macedo Bortoloto - 186.130.758-60

Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as its Wealth Management Services unit. He is also currently responsible for managing the planning, control and reporting of Itaú Unibanco's Audit Committee's activities.
He holds a Bachelor's degree in Data Processing Technology; postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil. In 2004, he obtained the CISA certification issued by the Information Systems Audit and Control Association (ISACA). He also has an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil.

André Luís Teixeira Rodrigues - 799.914.406-15

André Luís Teixeira Rodrigues has been a partner in the Partners Program since 2010 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Itaú Personnalité, Companies departments, Public Authorities and Payroll segments, and is also responsible in the Retail Banking segment for the Products and Franchising – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments, having held the position of Executive Officer (2008 to 2021). He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005, having worked at the Banco Itaú BBA (2003 to 2018).
He holds a Bachelor's degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Tatiana Grecco - 167.629.258-63

Tatiana Grecco has been an Officer at the Itaú Unibanco Group since 2017.
She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management.
In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds.
She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.
Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units.
She holds a Bachelor's degree in Civil Construction from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Risk and Asset Management from the Yale University, Connecticut, U.S. She has been also a Certified Financial Planner (CFP) since 2009.

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017) and Vice President (2004 a 2015).
Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Daniel Sposito Pastore - 283.484.258-29

Daniel Sposito Pastore has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the international, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002).

Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He was also a member of the legal labor committee (2017 to 2020) and the union negotiation committee (2020) at the Federação Brasileira de Bancos (FEBRABAN).

He holds a Bachelor's degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.

José Virgilio Vita Neto - 223.403.628-30

José Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution. He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master's degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Renato da Silva Carvalho - 033.810.967-61

Renato da Silva Carvalho has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking's Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017).
He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil).
He holds a Bachelor's degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP).

Paulo Sergio Miron - 076.444.278-30

Paulo Sergio Miron has been a partner in the Partners Program since 2019 and an Officer at the Itaú Unibanco Group since 2021, having held the position of Executive Officer (2015 to 2021). He has been an Executive Officer at the Instituto Unibanco, and a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal and of the Fiscal Council at the Fundação Nova Escola. He was a Partner at PricewaterhouseCoopers, São Paulo, Brazil (1996 to 2015), having been the engagement partner responsible for the audit work at large Brazilian financial conglomerates, including Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005), and Itaú Unibanco S.A. (2009 to 2013). He was a Partner at PricewaterhouseCoopers, responsible for the Brasília office, Distrito Federal (DF), Brazil (2001 to 2008), having also been responsible for PwC Brazil's government services (2004 to 2008) and banking departments (1997 to 2008). Mr. Miron also coordinated the PwC Brazil's department of training at financial institutions for over ten years, and worked as a college professor for a number of years teaching financial market-related courses. He is a Member of the Institute of Internal Auditors (The IIA) and a speaker at many seminars on financial instruments and auditing issues. He holds Bachelor's degrees in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil, and in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil.

Pedro Paulo Giubbina Lorenzini - 103.594.548-79

Pedro Paulo Giubbina Lorenzini has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank`s operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer 2021). Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil. He was Chairman of the Treasury Committee (2010 to 2013) and Citibank's representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012), and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021). He holds a Bachelor's degree in Economics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Adriano Cabral Volpini - 162.572.558-21

Adriano Cabral Volpini has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.

He holds a Bachelor's degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Leila Cristiane Barboza Braga de Melo has been a partner in the Partners Program since 2007 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. She is currently responsible for the entire Legal, External Ombudsman's Office, Government Relations, Corporate Communication and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Officer (2010 to 2015) and Executive Officer (2015 to 2021).
She joined the Itaú Unibanco Group in 1997, working in the Legal Advisory Department of Unibanco in operations involving banking products, credit card, and real estate and vehicle financing, and in projects related to mergers and acquisitions, corporate restructuring processes and capital markets, among others, and was elected Deputy Officer in 2008.
She is also a Member of W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America).
Ms. Melo also worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York.
She holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil and on Fundamentals of Business Law from New York University, New York, U. S., and attended the Fellows Program IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S.; from Harvard Business School, Cambridge, Massachusetts, U.S. and from INSEAD, Fontainebleau, France.

Milton Maluhy Filho - 252.026.488-80

Milton Maluhy Filho has been a partner in the Partners Program since 2011 and Chief Executive Officer at Itaú Unibanco Group since February 2, 2021, having served as CFO and CRO. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile.

He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007.

He holds a Bachelor's degree in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil.

Carlos Fernando Rossi Constantini - 166.945.868-76

Carlos Fernando Rossi Constantini has been a partner in the Partners Program since 2015 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which comprises Private Banking, Asset Management, and the Investment Products and Services departments, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Flávio Augusto Aguiar de Souza - 747.438.136-20

Flávio Augusto Aguiar de Souza has been a partner in the Partners Program since 2015 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Commercial Banking department, which consolidates services to Large Corporate, Middle Market, Agribusiness segments and the Real Estate market niche. He is also responsible for the Credit Recovery and Restructuring department, having held the position of Executive Officer (2013 to 2021).
Mr. de Souza served as Global Head of Wealth Management & Services department (2015 to 2018) and Global Head of Private Bank department (2012 to 2015). He started his career at Itaú Unibanco Group in 2009, when he joined as CEO at Banco Itaú International in Miami, U.S.
He was also Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) and Chairman of Anbima Board of Regulation and Best Practices for the Private Banking Market in Brazil.
He holds a Bachelor's degree in Business Administration from Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; postgraduate degrees in Finance from Fundação Dom Cabral, São Paulo, Brazil and in Leadership Executive Education from Harvard Business School, Boston, U.S.

Andre Balestrin Cestare - 213.634.648-25

Andre Balestrin Cestare has been an Officer at the Itaú Unibanco Group since 2017.He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer - Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017).
Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019.
He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; postgraduate degree in Business Administration and a Professional Master's degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from Fundação Dom Cabral, São Paulo, Brazil.

Renato Barbosa do Nascimento - 161.373.518-90

Renato Barbosa do Nascimento has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the Wholesale Banking, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units.
He held several positions within PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program (2014 to 2017) and worked at PricewaterhouseCoopers in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico. His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2017). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay of subsidiaries of Brazilian financial institutions in these countries.
Also at PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Mr. Nascimento served as an Audit Senior Manager of the financial industry (2006 to 2008), and took part in a two-year professional exchange program working at PricewaterhouseCoopers in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).
He holds Bachelor's degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master's degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85

Ricardo Ribeiro Mandacaru Guerra has been a partner in the Partners Program since 2015 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having been in charge of the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent - Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).
He joined the Itaú Unibanco Group in 1993 as a System Analyst.
He holds Bachelor's degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

André Sapoznik - 165.085.128-62

André Sapoznik é sócio do Programa de Sócios desde 2007 e Diretor membro do Comitê Executivo no Grupo Itaú Unibanco desde 2021, tendo sido Vice-Presidente (2016 a 2021). Iniciou sua carreira no Grupo Itaú Unibanco em 1998 e foi eleito Diretor em 2009.
É bacharel em Engenharia de Produção pela Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brasil e MBA pela Stanford Graduate School of Business, Califórnia, EUA.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Álvaro Felipe Rizzi Rodrigues has been a partner in the Partners Program since 2017 and an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He has a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Sergio Guillinet Fajerman - 018.518.957-10

Sergio Guillinet Fajerman has been a partner in the Partners Program since 2007 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itaú Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN.
He holds a Bachelor's degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).
Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.
She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind's major challenges.
She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018).
She holds a Bachelor's degree in Teaching with major in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Ricardo Villela Marino - 252.398.288-90

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank's Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
He holds a Bachelor's degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015.
He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015.
He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A.
Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015.
He holds a Bachelor's degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master's degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.

Matias Granata - 228.724.568-56

Matias Granata has been a partner in the Partners Program since 2019 and an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), Market Risk Superintendent (2010 to 2014); Operational Risk Superintendent (2009 to 2010); Senior Treasury Trader, Proprietary Desk, São Paulo (2007 to 2009); Senior Treasury Trader, Proprietary Desk, London (2004 to 2007); Treasury Trader, Proprietary Desk, São Paulo (2003 to 2004) and Senior Economic Research Economist (2002 to 2003).
He holds a Bachelor's degree in Economics from Universidad de Buenos Aires (UBA), Buenos Aires, Argentina; postgraduate degree in Economics from Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina and a Master's degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, London, United Kingdom.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).
He holds Bachelor's and Master's degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Board of Directors at Fundação Osesp.
He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master's degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

José Geraldo Franco Ortiz Junior - 290.270.568-97

José Geraldo Franco Ortiz Junior has been an Officer at the Itaú Unibanco Group since 2021. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as a foreign intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003).

He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master's degree (LL.M) from the Columbia University Law School, New York, U.S.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018.
Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).
He holds Bachelor's and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).
He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

João Moreira Salles - 295.520.008-58

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017.
He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.
He holds a Bachelor's degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master's degree in Economics from Columbia University, GSAS, New York, U.S.; Master's degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President ("Diretor Geral") (2015 to 2017).
He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI).
He holds a Bachelor's degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.

Reinaldo Guerreiro - 503.946.658-72

Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017.
He has been a Member of the Board of Directors since 2016, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA - USP Endowment Fund since 2016.
Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A.
He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP).
He holds a Bachelor's degree in Accounting, a Master's degree and a Ph.D. in Controllership and Accounting, and Habilitation degree ("livre - docência") in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Alkimar Ribeiro Moura - 031.077.288-53

Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2010 to 2015). Mr. Moura is a retired Economics Professor at the Escola de Administração de Empresas de São Paulo of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados. Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993).
He holds a Bachelor's degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil; Master's degree from the University of California, Berkeley, and a Ph.D. in Applied Economics from the Stanford University, California, U.S.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2014 to 2020).
She has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021.
Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities and Exchange Commission (CVM) (2007 to 2012) and Officer (2006 to 2007). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).
She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.
She worked at the Bolsa de Valores de São Paulo – BM&F Bovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006).
Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000.
She holds a Bachelor's degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA) of the Universidade de São Paulo (USP) São Paulo, Brazil.

Artemio Bertholini - 095.365.318-87

Artemio Bertholini has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (2009 a 2011).
He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021.
He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP), since 2015, and Lecturer engaged for events related with Accounting, Audit, Arbitration and Corporate Governance at the Regional Accounting Council (CRC/SP).
Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Itaúsa S.A. (2006 to 2008), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020).
He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1968 to 1978).
He holds Bachelor's degrees in Accounting and Economics and a Master's degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Florida, U.S.

Frederico Trajano Inácio Rodrigues - 253.929.608-47

Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2020.
He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2015, and was an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and attended the Program for Executives from the University of California, Stanford, U.S.

João Costa - 476.511.728-68

João Costa has been an Alternate Member of the Fiscal at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008).
He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009.
He was an Effective Member of the Fiscal Council of the Federação Brasileira de Bancos (FEBRABAN); Federação Nacional dos Bancos (FENABAN); Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008).
He holds a Bachelor's degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S.

José Caruso Cruz Henriques - 372.202.688-15

José Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itaú Unibanco Group, including Officer (1988 to 2003).
He has been Executive President of Corhen Serviços Ltda. since 2003.
He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP) São Paulo, Brazil and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Rene Guimarães Andrich - 709.926.659-49

Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020.
He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), and a Member of the Audit Committee at Sercomtel S.A. - Telecomunicações. He is a Professor, Mentor, and Instructor in Compliance, Internal Controls, and Internal Audit courses.
He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas.
He holds certifications from CCIe – Director with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC).
He holds a Master's degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getúlio Vargas (FGV), São Paulo, Brazil, and a Bachelor's degree in Accounting from the FAE Business School, Curitiba, Brazil.

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12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/29/2021	Annual	100.00%
101.942.071-53		A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	12/19/1952		4	
Not applicable.						
Otavio Yazbek	Audit Committee	Committee member (effective)	Lawyer	04/29/2021	Annual	100.00%
163.749.928-06		A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	07/08/1972		1	
Not applicable.						
Luciana Pires Dias	Audit Committee	Committee member (effective)	Lawyer	04/29/2021	Annual	100.00%
251.151.348-02		A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	01/13/1976		1	
Not applicable.

Rogério Carvalho Braga 625.816.948-15 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Lawyer 01/30/1956	04/29/2021	Annual 0	0.00%
Ricardo Baldin 163.678.040-72 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 07/14/1954	04/29/2021	Annual 0	0.00%
Alexandre de Barros 040.036.688-63 Not applicable.	Audit Committee	Committee member (effective) A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Accountant 09/06/1956	04/29/2021	Annual 0	0.00%
Geraldo José Carbone 952.589.818-00 Not applicable.	Compensation Committee	Committee member (effective)	Economist 08/02/1956	04/29/2021 04/29/2021	Annual 4	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 07/13/1956	04/29/2021 04/29/2021	Annual 11	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Compensation Committee	Committee member (effective)	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 11	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee	Compensation Committee	Chairman of the Committee	Engineer 10/13/1954	04/29/2021 04/29/2021	Annual 5	100.00%
Alexsandro Broedel 031.212.717-09 Officer (member of the Executive Committee)	Other committees Disclosure and Trading Committee	Member of the Committee	Accountant 10/05/1974	04/29/2021 04/29/2021	Annual 8	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 13	50.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee	Other committees Disclosure and Trading Committee	Committee member (effective)	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 13	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 7	66.67%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee	Other committees Social Responsibility Committee	Chairman of the Committee	Business Administrator 09/01/1958	04/29/2021 04/29/2021	Annual 4	100.00%

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Position held Description of other positions held Type of audit	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Pedagogic Professional 10/25/1973	04/29/2021 04/29/2021	Annual 4	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/29/2021 04/29/2021	Annual 4	66.67%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee	Other Committees Social Responsiblity Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/29/2021 04/29/2021	Annual 4	100.00%
Candido Botelho Bracher 039.690.188-38 Member of the Board of Directors Member of the Capital and Risk Management Committee Compensation Committee	Other Committees Social Responsibility Committee	Committee member (effective)	Business Administrator 12/05/1958	04/29/2021 04/29/2021	Annual 4	66.67%

Carlos Henrique Donegá Aidar 076.630.558-96 Not applicable.	Other committees Disclosure and Trading Committee	Committee member (effective)	Economist 10/19/1965	04/29/2021 04/29/2021	Annual 7	75.00%
Eduardo Queiroz Tracanella 272.985.178-05 Not applicable.	Other committees Disclosure and Trading Committee	Committee member (effective)	Publicist 10/01/1974	04/29/2021 04/29/2021	Annual 3	100.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 10/03/1954	04/29/2021 04/29/2021	Annual 7	100.00%
José Virgilio Vita Neto 223.403.628-30 Director	Other committees Disclosure and Trading Committee	Committee member (effective)	Lawyer 09/13/1978	04/29/2021 04/29/2021	Annual 2	0.00%
Maria Helena dos Santos Fernandes de Santana 036.221.618-50 Member of the Board of Directors	Other committees Related Parties Committee	Committee member (effective)	Economist 06/23/1959	04/29/2021 04/29/2021	Annual 1	0.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee	Other committees Social Responsibility Committee	Committee member (effective)	Business Administrator 10/03/1954	04/29/2021 04/29/2021	Annual 4	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 10/03/1954	04/29/2021 04/29/2021	Annual 7	100.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Strategy Committee	Committee member (effective)	Business Administrator 10/03/1954	04/29/2021 04/29/2021	Annual 7	100.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Related Parties Committee	Chairman of the Committee	Business Administrator 10/03/1954	04/29/2021 04/29/2021	Annual 5	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
João Moreira Salles 295.520.008-58 Member of the Board of Directors Member of the Compensation Committee	Other committees Strategy Committee	Committee member (effective)	Economist 04/11/1981	04/29/2021 04/29/2021	Annual 5	100.00%
João Moreira Salles 295.520.008-58 Member of the Board of Directors Member of the Strategy Committee	Other committees Member of the Compensation Committee	Committee member (effective)	Economist 04/11/1981	04/29/2021 04/29/2021	Annual 1	0.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Capital and Risk Management Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Economist 05/06/1956	04/29/2021 04/29/2021	Annual 5	100.00%
Marco Ambrogio Crespi Bonomi 700.536.698-00 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee	Other committees Capital and Risk Management Committee	Committee member (effective)	Economist 05/06/1956	04/29/2021 04/29/2021	Annual 4	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/29/2021	Annual	100.00%
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/29/2021	13	
Member of the Board of Directors Member of the Related Parties Committee						
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/29/2021	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	04/29/2021	9	
Member of the Board of Directors Chairman of the Capital and Risk Management Committee						
Pedro Moreira Salles	Other committees	Committee member (effective)	Banker	04/29/2021	Annual	100.00%
551.222.567-72	Social Responsibility Committee		10/20/1959	04/29/2021	4	
Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Type of audit**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Other committees Strategy Committee	Chairman of the Committee	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 13	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Chairman of the Committee	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 13	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Chairman of the Committee	Banker 10/20/1959	04/29/2021 04/29/2021	Annual 13	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Position held Description of other positions held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Type of audit	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Renato Lulia Jacob 118.058.578-00 Investor Relations Officer	Other committees Disclosure and Trading Committee	Chairman member (effective)	Engineer 05/10/1974	04/29/2021 04/29/2021	Annual 3	100.00%
Ricardo Villela Marino 252.398.288-90 Vice President of the Board of Directors	Other committees Strategy Committee	Committee member (effective)	Engineer 01/28/1974	04/29/2021 04/29/2021	Annual 12	100.00%
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee	Other committees Strategy Committee	Committee member (effective)	Engineer 10/13/1954	04/29/2021 04/29/2021	Annual 13	100.00%
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Strategy Committee Chairman of the Compensation Committee	Other committees Capital and Risk Management Committee	Committee member (effective)	Engineer 10/13/1954	04/29/2021 04/29/2021	Annual 13	85.71%

12.7/8 – Composition of committees

Professional experience / Statement of any conviction / Independence criteria

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2014 to 2020).
She has been a Member of the Board of Directors and the Chairwoman of the Audit Committee at XP Inc. since 2019, having served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, and a Member of the Board of Directors at Grupo BIG S.A. since 2021.
Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020); Member of the Board of Trustees at the IFRS Foundation (2014 to 2019); Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017); Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017); Member of the Board of Directors at CPFL Energia S.A. (2013 a 2015); Chairwoman of the Brazilian Securities and Exchange Commission (CVM) (2007 to 2012) and Officer (2006 to 2007). She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).
She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.
She worked at the Bolsa de Valores de São Paulo – BM&F Bovespa S.A. (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), initially at the Special Projects department and subsequently as Executive Superintendent of Company Relations (2000 to 2006).
Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006). She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD/WB Group) since 2000.
She holds a Bachelor's degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária (FEA) of the Universidade de São Paulo (USP) São Paulo, Brazil.

Rogério Carvalho Braga 625.816.948-15

Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000.
He holds a Bachelor's degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.

Geraldo José Carbone - 952.589.818-00

Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018).
He has been a Managing Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011.
Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987).
He holds a Bachelor's degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil.

Otavio Yazbek - 163.749.928-06

Otavio Yazbek (Independent Member) has been an Member of the Audit Committee at the Itaú Unibanco Group since 2020.
He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets.
Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) since 2015; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney's Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, since 2017; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committee of the Brazilian Bar Association (OAB) since 2019. He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the postgraduate programs of Instituto de Ensino e Pesquisa (INSPER) since 2015.
He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013), and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 a 2006).
He holds a Bachelors' degree and a Ph.D in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola has been Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006).
He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.
Mr. Loyola was Governor (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).
He holds a Bachelor's degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

Luciana Pires Dias - 251.151.348-02

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.
She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getúlio Vargas (FGV) since 2008.
She has been a Member of the Audit Committee at B3 S.A.– Brasil, Bolsa, Balcão since 2016; of the Audit Committee at CERC – Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. since 2017, and of the Audit Committee at Vale S.A. since 2020.
She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).
She holds Bachelor's and Master's degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2009. He was a Member of the Board of Directors (2003 to 2008) at the Itaú Unibanco Group.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).
He holds Bachelor's and Master's degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Board of Directors at Fundação Osesp.
He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master's degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).
He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011).
Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel has been a partner in the Partners Program since 2017, and an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group.
He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.
He holds Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007.He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009,a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015,a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 a 2009).
He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017.
Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A.
He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação e Cultura (formerly Fundação Itaú Social); a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea.He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018.
Mr. Setubal also served as a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005).
He holds Bachelor's and Postgraduate degrees in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Ana Lúcia de Mattos Barretto Villela – 066.530.828-06

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001).
Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive Member) of Itaúsa S.A. since 2017; Member of the Sustainability Committee (2015 to 2018) of Duratex S.A.; Co-Founder of AlanaLab (Maria Farinha Filmes, Flow, Jungle Bee) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010.
She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind's major challenges.
She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); Member of the Advisory Board at Commercial Free Childhood (CCFC) (2015 to 2017) and Member of the Advisory Board at Conectas (2003 to 2018).
She holds a Bachelor's degree in Teaching with major in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017) and Vice President (2004 a 2015).
Mr. Bracher was also a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição.
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Carlos Henrique Donegá Aidar - 076.630.558-96

Carlos Henrique Donegá Aidar has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate's Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate's departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees.
He holds a Bachelor's degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil.

Eduardo Queiroz Tracanella - 272.985.178-05

Eduardo Queiroz Tracanella has been an Officer since 2018 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019.
He joined the Itaú Unibanco Group in 2003. He has held several positions at the Itaú Unibanco Group, including Electronic Channel Marketing Manager (2003 to 2005); Advertising and Promotions Manager (2005 to 2007); Retail Marketing Superintendent (2007 to 2009); Marketing Superintendent for Personnalité (2009 to 2010) and Institutional Marketing Superintendent (2010 a 2018).
He holds a Bachelor's degree in Social Communication with major in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), São Paulo, Brazil and in Business Management from the Fundação Dom Cabral, Minas Gerais, Brazil.

José Virgilio Vita Neto - 223.403.628-30

José Virgilio Vita Neto has been a partner in the Partners Program since 2008 and an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2009), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He worked as Legal Superintendent (2009 to 2011, being responsible for the Retail Legal Advisory, litigation for major cases and public-interest civil actions, management of appeals in higher courts, administrative and investigative proceedings, and criminal prosecution.
He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master's degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015.
He has been a Member of the Board of Directors of Grupo Natura since 2017; a Member of the Board of Directors of Cia. Hering since 2017; and a Member of the Board of Directors of CBMM since 2015.
He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011 to 2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1998 to 2008) at Banco Real S.A.
Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is presently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); a Member of the Board of Directors of Almar Participações S.A. since 2013 and a Member of the Investment Committee of Gávea Investimentos since 2015.
He holds a Bachelor's degree in Economics from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master's degree in Business Administration from the Institute for Management Development, Lausanne, Switzerland.

João Moreira Salles - 295.520.008-58

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017.
He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019).
Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S.
He holds a Bachelor's degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil; Master's degree in Economics from Columbia University, GSAS, New York, U.S.; Master's degree in Finance from Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Ricardo Baldin 163.678.040-72

Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015).
He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.
He served as a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Audit Committee at Totvs S.A. (2020); Audit Committee Coordinator at Redecard S.A. (2013 to 2014); and as a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015).
He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017).
Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.
He holds a Bachelor's degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group since 1998, including Senior Vice President ("Diretor Geral") (2015 to 2017).
He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI).
He holds a Bachelor's degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including CEO and Member of the Board of Directors at Itau BBA International plc (London, United Kingdom) (2016 to 2020), a Member of the Boards of Directors of Itau International (Miami, U.S.) and Itau Suisse (Zurich, Switzerland) (2016 to 2020).
He was Managing Director, Head of the Corporate Banking of Banco Itau Argentina S.A. (2006 to 2010) and also Managing Director, Head of CIB Northern Europe (2011 to 2015).
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Ricardo Villela Marino - 252.398.288-90

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank's Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
He holds a Bachelor's degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Alexandre de Barros 040.036.688-63

Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005) and Managing Officer (1994 to 2004).
He has been an alternate Member of Duratex's Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, and has been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA).
Mr. de Barros was a Member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007).
He holds a Bachelor's degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil; a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

Type of Conviction	Description of the conviction
Rogério Carvalho Braga - 625.816.948-15	
N/A	
Ricardo Baldin - 163.678.040-72	
N/A	
Alexandre de Barros - 040.036.688-63	
N/A	
Otavio Yazbek - 163.749.928-06	
N/A	
Gustavo Jorge Laboissière Loyola - 101.942.071-53	
N/A	
Luciana Pires Dias - 251.151.348-02	
N/A	
Geraldo José Carbone - 952.589.818-00	
N/A	
Pedro Luiz Bodin de Moraes - 548.346.867-87	
Pedro Luiz Bodin de Moraes - 548.346.867-87	
N/A	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72	
Pedro Moreira Salles - 551.222.567-72	
N/A	
Roberto Egydio Setubal - 007.738.228-52	
Roberto Egydio Setubal - 007.738.228-52	
Roberto Egydio Setubal - 007.738.228-52	
N/A	
Alexsandro Broedel - 031.212.717-09	
N/A	
Alfredo Egydio Setubal - 014.414.218-07	
Alfredo Egydio Setubal - 014.414.218-07	
Alfredo Egydio Setubal - 014.414.218-07

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12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer's management members:

- Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
- João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
- Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice-Chairman of the Board of Directors)

b) (i) Issuer's management members and (II) management members of the Issuer's direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer's direct or indirect parent companies:

- Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer's controlling group;

- Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer's controlling group;

- Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the Issuer's direct or indirect parent companies:

- Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

- João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa –Investimentos Itaú S.A.;

- Ricardo Villela Marino (Vice-Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies Itaúsa – Investimentos Itaú S.A.;
- Ricardo Villela Marino (Vice-Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.;
- Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A.;
- Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, is in the management of the of parent company Companhia Esa.

12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer:

a) Issuer's direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiary.

b) Issuer's direct or indirect parent group:

Management members Alfredo Egydio Setubal, Ana Lúcia de MattosBarrettoVillela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - Total Number of Meetings Held by Body:

Body	Meetings
Board of Directors (1)	13
Fiscal Council (1)	4
Audit Committee (2)	33
Disclosure and Trading Committee (3)	4
Strategy Committee (4)	5
Capital and Risk Management Committee (4)	7
Nomination and Corporate Governance Committee (4)	2
Related Parties Committee (4)	4
Personnel Committee (4)	3
Compensation Committee (4)	2
Social Responsibility Committee (4)	3

(1) period from July 7, 2020 to February 26, 2021
(2) period from August 7, 2020 to February 26, 2021
(3) period from April 22, 2020 to January 18, 2021
(4) period from April 30, 2020 to February 26, 2021

B – Consecutive Terms of Office:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: **(a)** counting as from Itaú Unibanco Merger on November 3, 2008; **(b)** inclusion of current terms of office.

C - Meeting Attendance Percentage:

For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on July 7, 2020 until February 26, 2021 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on August 7, 2020 until February 26, 2021 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 30, 2020 until February 26, 2021 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April 22, 2020 to January 18, 2021 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Candido Botelho Bracher because the meetings do not involve his reelection to the Company's Board of Directors, Capital and Risk Management Committee and Compensation Committee; (f) there is no calculation of the meeting attendance percentage of the management member João Moreira Salles because the meetings do not involve his reelection to the Company's Compensation Committee; (g) there is no calculation of the meeting attendance percentage of the management member Maria Helena dos Santos Fernandes de Santana because the meetings do not involve her reelection to the Company's Board of Directors and Related Parties Committee; (h) there is no calculation of the meeting attendance percentage of the management member Artemio Bertholini because the meetings do not involve his reelection to the Company's Fiscal Council; (i) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company's Fiscal Council; (j) there is no calculation of the meeting attendance percentage of the management members Alexandre de Barros, Ricardo Baldin and Rogério Carvalho Braga because the meetings do not involve their reelection to the Company's Audit Committee; (k) there is no calculation of the meeting attendance percentage of the management member José Virgílio Vita Neto because it was formalized that he became part of the Disclosure and Trading Committee on January 18, 2021; (l) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

D - Independence Criterion for Members of the Audit Committee:

The members of the Board of Directors Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliatesE – Type of Audit Committee

It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99.

E – TYPE OF AUDIT COMMITTEE:

It is clarified that, pursuant to Article 22, paragraph 2 of Law No. 6,385/76, the Audit Committee adheres to the Resolution No. 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with CVM Instruction No. 308/99.

F – Politically Exposed Persons

We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2020.

G – Additional Information

We inform that the investiture date of the members elected at the Annual General Stockholders' Meeting of April 27, 2021 and the Meeting of the Board of Directors of April 30, 2021 is pending approval from the Central Bank of Brazil.

On December 30, 2020, director Sergio Mychkis Goldstein resigned from his position as director of the Company.

On January 4, 2021, the directors Claudia Politanski and Márcio de Andrade Schettini resigned from their positions as directors of the Company.

On January 29, 2021, the director Caio Ibrahim David resigned from his position as director of the Company.

The resignation of Fernando Barçante Tostes Malta was registered, which will take effect after the investiture of Matias Granata, which took place on March 2, 2021.

On February 26, 2021, Gilberto Frussa resigned from his position as director of the Company.

Below we present the hierarchy flowchart of said Bodies:



Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Committee
Personal Committee
Related Parties Committee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Social Responsability Committee
Compensation Committee
LATAM Strategy Council
Digital Advisory Board
Internal Audit
Board of Officers
Disclosure and Tranding Committee
Advisory Councils
Statutory committees
Non-statutory committees

12.5/6 – Composition and professional experience of the board of directors and fiscal council

With respect to each member, see below information about item 12.5 "m":

I – main professional experience for the past five years, indicating:
• Company's name and activity sector.
• Position and roles inherent in the position.
• Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.

II - All management positions they hold in other companies or third sector organizations.

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Almar Participações S.A.	Holding company of non-financial institutions			x
Alpargatas S.A.	Holding company of non-financial institutions			x
Americel S.A.	Telephony Equipment			x
Arthur Andersen & Co.	Advocacy			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Banco Brascan S.A.	Investment Bank			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco PSA Finance Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Bunge y Born	Food industry			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x

Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
Citibank Brazil	Financial Conglomerate			x
Citigroup Brasil	Financial Conglomerate			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Comitê de Fusões e Aquisições (CAF)	Self-Regulatory Entity			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
ConectCar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
Conferência Monetária Internacional	International Organization			x
Conselho Editorial da Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM)	Editorial			x
Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x
Corhen Serviços Ltda.	Combined office and administrative support services			x
CPFL Energia S.A.	Energy Distribution			x
Debevoise & Plimpton	Advocacy			x
Deutsche Bank Securities	Investment Bank			x
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Ecorodovias	Concession of Public Works and Services			x
Editora Almedina	Editorial			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Direito da Fundação Getulio Vargas	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Fidelity International Ltd.	Investment management			x
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Credit, Financing and Investment Society			x
Financial Stability Board (FSB)	Financial Stability Board			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Maria Cecilia Souto Vidigal	Non-profit organization			x
Fundação Nova Escola	Non-profit organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x

GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Big S.A.	Retail sales			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
IBM Brasil	Machinery and Services Industry			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto dos Auditores Internos do Brasil	Audit			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
Itaú Asset Management S.A.	Fund administration	x		
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Odebrecht S.A.	Construction company			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Serasa S.A.	Information Services			x

Sercomtel S.A. Telecomunicações	Telecommunication services			x
Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. (CERC)	Data Processing			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tozzini Freire Advogados	Advocacy			x
Totvs S.A.	Technology			x
Unibanco – União de Bancos Brasileiros	Multiple-service banking, with commercial portfolio	x		
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
W.I.L.L. – Women in Leadership in Latin America	International non-profit organization			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Advocacy			x

_______27+(5_6,*1,),&$17_,1)250$7,21_2)_,7(0_______ D_ 5HJDUGLQJ_PHHWLQJV_KHOG_LQ_WKH_SDVW_WKUHH_____\HDUV__ZH_LQIRUP_DV_IROORZV_ <HDU_ 7\SH_RI_0HHWLQJV_ ‘DWH_7LPH_ 4XyUXP_ _____ $QQXDO_ DQG_ 27.04.2021 – 11AM e 11:10AM 91.96% of common shares ([WUDRUGLQDU\_ and 31.65% of preferred shares _____ ([WUDRUGLQDU\_ 31.01.2021 – 11AM More than 90% of common shares _____ $QQXDO_ 28.04.2020 – 11AM More than 90% of common shares and 31.75% of preferred shares _____ $QQXDO_ 24.04.2019 – 11AM More than 90% of common shares and 29.08% of preferred shares _____ $QQXDO_ DQG_ 25.04.2018 – 11AM More than 90% of common ([WUDRUGLQDU\_ shares and 28.28% of preferred shares _____ ([WUDRUGLQDU\_ 27.07.2018 – 3PM More than 90% of common shares $XGLW_&RPPLWWHH_ The Audit Committee has autonomy to establish and contract training activities. In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members. Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management. In 2017, 2018, and 2019, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics. F_ 5HODWLRQVKLS_DPRQJ_WKH_$XGLW_&RPPLWWHH__WKH_([HFXWLYH_%RDUG__DQG_WKH_&R_FKDLUPHQ_RI WKH_%RDUG_RI_‘LUHFWRUV Based on the responsibilities set up in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.    Over 2017, 2018, and 2019, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments. Additionally, the Audit Committee held bi-monthly meetings to monitor operations of Itaú CorpBanca in Chile and its branches

Also in 2017, 2018, and 2019, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls.

The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco's consolidated financial statements as of the year ended December of each year or other topics of the Fiscal Council interest.
Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council attends the meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer

The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.

Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as:

- Management Report, Form 20-F, Reference Form, and Integrated Report;
- Changing and creating new policies;
- Opinions on the performance of Itaú Unibanco's securities and the best practices from market agents, including investors, credit *rating* agencies, and ESG[1], corporate governance, analysts, and trade associations;
- Share bonus and share splits;
- Analyzing the trading of the parties adhering to the Securities Trading Policy.

The Itaú Unibanco's Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

1 Environmental, Social and Corporate Governance

d) In 2019, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2020
Ethics e-learning course	Up to executive officers	Biennial	94%	Continues with the biennial cycle
Anti-corruption e-learning course	Up to executive officers	Biennial	92%	Continues with the biennial cycle
Ethics in workplace workshop	Managers and coordinators	Specific dates	94.74%	Continues in 2020 for new managers and coordinators
Adherence to the Code of Ethics (#)	Up to Board of Directors	Annual	93.49%	Unified statement comprising Codes of Conduct and corporate integrity policies
Risk Culture Program	Managerial level (with or without management)	Specific dates	98%	Those unable to attend in person will thus attend the course online.
Risk Culture Program	Coordination level up to trainee	Annual	100%	Continues in 2020 until we reach 100% of audience
Anti-Money Laundering and Counter Terrorist Financing e-learning course	Up to executive officers	Biennial	93%	Continues with the biennial cycle

e) In 2019, the Internal Ombudsman's Office received 2,344 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization's employees.

In order to guide and discipline any employees who show conducts contrary to the principles of the Company's Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting documentation for the meetings of the Board of Directors:
The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

15.1 / 15.2 – STOCKHOLDING POSITION

Updated on 26.04.2021 - base date of the Annual General Meeting and Extraordinary General Meeting of 27.04.2021

BASE-DATE 04. 27.2021

Itaú Unibanco Holding S.A.	EO	%	EP	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Brazilian CNPJ 04.676.564/0001-08	2.564.084.404	51,713	-	-	2.564.084.404	26,153
Itaúsa S.A. Brazilian CNPJ 61.532.644/0001-15	1.943.906.577	39,205	169.323	0,003	1.944.075.900	19,829
BlackRock, INC American	-	-	349.925.097	7,221	349.925.097	3,569
Treasury Sahres	-	-	24.475.909	0,505	24.475.909	0,250
Others	450.299.378	9,082	4.471.274.660	92,271	4.921.574.038	50,199
Total	**4.958.290.359**	**100,000**	**4.845.844.989**	**100,000**	**9.804.135.348**	**100,000**

BASE DATE 02. 27.2009

IUPAR - Itaú Unibanco Part. S.A.	EO	%	EP	%	Total	%
Itaúsa S.A. Brazilian CNPJ 61.532.644/0001-15	355.227.092	50,000	350.942.273	100,000	706.169.365	66,532
Cia. E. Johnston de Participações Brazilian	355.227.092	50,000	-	-	355.227.092	33,468

CNPJ 04.679.283/0001-09 7RWDO_ ____________ __ __________________ ____________ ______________________ ______________ __________________ %$6(_’$7(____________ _ &LD__(__-RKQVWRQ_GH_3DUW__ (2_ __ ____ (3_ ____ 7RWDO_ ____ Fernando Roberto Moreira Salles 1.380 25,000 2.760 25,000 4.140 25,000 Brazilian CPF 002.938.068-53 João Moreira Salles 1.380 25,000 2.760 25,000 4.140 25,000 Brazilian CPF 667.197.397-00 Pedro Moreira Salles 1.380 25,000 2.760 25,000 4.140 25,000 Brazilian CPF 551.222.567-72 Walther Moreira Salles Júnior 1.380 25,000 2.760 25,000 4.140 25,000 Brazilian CPF 406.935.467-00 7RWDO_ ______ __ __________________ _______ ______________________ _______ __________________ _ %$6(_’$7(____________ ,WD~VD_6_$__ (2_ __ ____ (3_ ____ 7RWDO_ ____ ESA Company 18.171.526— 18.171.526 0,629— 0,216 Brazilian CNPJ 52.117.397/0001-08 Fundação Itaú Para a Educação e Cultura 337.678.958 11,685 41.473.312 0,751 379.152.270 4,508

Brazilian CNPJ 59.573.030/0001-30 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 444.274.541 15,374 85.567.917 1,550 529.842.458 6,300 Brazilian CNPJ 60.480.480/0001-67 O. E. Setubal S.A. 6 0,001 8 0,001 14 0,001 Brazilian CNPJ 61.074.456/0001-90 Rudric ITH Participações Ltda. 240.993.675 8,339 190.245.391 3,446 431.239.066 5,127 Brazilian CNPJ 67.569.061/0001-45 Alfredo Egydio Arruda Villela Filho 369.066.868 12,771 217.685.478 3,943 586.752.346 6,976 Brazilian CPF 066.530.838-88 Ana Lúcia de Mattos Barreto Villela 369.066.842 12,771 203.190.684 3,680 572.257.526 6,804 Brazilian CPF 066.530.828-06 Ricardo Villela Marino 65.450.929 2,265 48.508.236 0,879 113.959.165 1,355 Brazilian CPF 252.398.288-90 Rodolfo Villela Marino 65.505.763 2,267 48.597.738 0,880 114.103.501 1,357 Nacionalidade: Brasileira CPF 271.943.018-81 Paulo Setubal Neto 31.536 0,001 25.358.988 0,459 25.390.524 0,302 Brazilian CPF 638.097.888-72 Carolina Marinho Lutz Setubal 39.264.821 1,359 5.066.819 0,092 44.331.640 0,527

Brazilian CPF 077.540.228-18 Julia Guidon Setubal Winandy 39.264.821 1,359 5.066.819 0,092 44.331.640 0,527 Brazilian CPF 336.694.358-08 Paulo Egydio Setubal 39.264.821 1,359 5.066.819 0,092 44.331.640 0,527 Brazilian CPF 336.694.318-10 Maria Alice Setubal — 45.806.071 0,830 45.806.071 0,545 Brazilian CPF 570.405.408-00 Fernando Setubal Souza e Silva 21.353.639 0,739 446.433 0,008 21.800.072 0,259 Brazilian CPF 311.798.878-59 Guilherme Setubal Souza e Silva 21.353.746 0,739 36.442 0,001 21.390.188 0,254 Brazilian CPF 269.253.728-92 Tide Setubal Souza e Silva Nogueira 21.354.077 0,739 1.057.615 0,019 22.411.692 0,266 Brazilian CPF 296.682.978-81 Olavo Egydio Setubal Júnior 44.069.150 1,525 42.103.822 0,763 86.172.972 1,025 Brazilian CPF 006.447.048-29 Bruno Rizzo Setubal 20.076.187 0,695 18.997 0,001 20.095.184 0,239 Brazilian CPF 299.133.368-56 Camila Setubal Lenz Cesar 20.076.188 0,695 21.190 0,001 20.097.378 0,239

Brazilian CPF 350.572.098-41 Luiza Rizzo Setubal Kairalla 20.076.191 0,695 27.938 0,001 20.104.129 0,239 Brazilian CPF 323.461.948-40 Roberto Egydio Setubal 53.887.595 1,865 38.943.142 0,702 92.830.737 1,104 Brazilian CPF 007.738.228-52 Mariana Lucas Setubal 25.002.081 0,865 210 0,001 25.002.291 0,297 Brazilian CPF 227.809.998-10 Paula Lucas Setubal 25.002.081 0,865 210 0,001 25.002.291 0,297 Brazilian CPF 295.243.528-69 José Luiz Egydio Setubal 90.181.495 3,121 39.322.170 0,712 129.503.665 1,540 Brazilian CPF 011.785.508-18 Beatriz de Mattos Setubal 4.395.600 0,152 288.441 0,005 4.684.041 0,056 Brazilian CPF 316.394.318-70 Gabriel de Mattos Setubal 4.395.600 0,152 288.441 0,005 4.684.041 0,056 Brazilian CPF 348.338.808-73 Olavo Egydio Mutarelli Setubal 4.395.600 0,152 288.441 0,005 4.684.041 0,056 Brazilian CPF 394.635.348-73 Alfredo Egydio Setubal 103.411.186 3,578 41.090.884 0,744 144.502.070 1,718

Brazilian CPF 014.414.218-07 Alfredo Egydio Nugent Setubal 2.081 0,001 210 0,001 2.291 0,001 Brazilian CPF 407.919.708-09 Marina Nugent Setubal 2.081 0,001 210 0,001 2.291 0,001 Brazilian CPF 384.422.518-80 Ricardo Egydio Setubal 103.363.825 3,577 42.183.172 0,764 145.546.997 1,730 Brazilian CPF 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2.113 0,001 52.875 0,001 54.988 0,001 Brazilian CPF 230.936.378-21 Rodrigo Ribeiro do Valle Setubal 2.113 0,001 38.911 0,001 41.024 0,001 Brazilian CPF 230.936.298-02 Patricia Ribeiro do Valle Setubal 2.113 0,001 52.875 0,001 54.988 0,001 Brazilian CPF 230.936.328-62 BlackRock, INC (07.02.2017) — 229.620.576 4,159 229.620.576 2,730 Brazilian Treasury ——— —Others 279.397.921 9,661 4.163.459.675 75,409 4.442.857.596 52,819 7RWDO_ ______________ __ __________________ ______________ ______________________ ______________ __________________

_ %$6(_’$7(_____________ (6$_&RPSDQ\_ (2_ __ ____ 7RWDO_ ____ _ O. E. Setubal S.A. 6 0,001 6 0,001 Brazilian ___ ___ CNPJ 61.074.456/0001-90 _ _ __ ___ ___ _ Rudric ITH Participações Ltda. 240.993.675 13,312 240.993.675 13,312 Brazilian ___ CNPJ 67.569.061/0001-45 ___ Alfredo Egydio Arruda Villela Filho 369.066.868 20,387 369.066.868 20,387 Brazilian ___ CPF 066.530.838-88 _ ___ _ Ana Lúcia de Mattos Barreto Villela 369.066.842 20,382 369.066.842 20,382 Brazilian ___ CPF 066.530.828-06 _ ___ _ Ricardo Villela Marino 65.450.929 3,615 65.450.929 3,615 Brazilian ___ CPF 252.398.288-90 _ ___ _ Rodolfo Villela Marino 65.505.763 3,618 65.505.763 3,618 Brazilian ___ CPF 271.943.018-81 _ ___ _ Paulo Setubal Neto 31.536 0,002 31.536 0,002 Brazilian ___ CPF 638.097.888-72 _ ___ _ Carolina Marinho Lutz Setubal 39.264.821 2,169 39.264.821 2,169 Brazilian CPF 077.540.228-18

Julia Guidon Setubal Winandy 39.264.821 2,169 39.264.821 2,169 Brazilian CPF 336.694.358-08 Paulo Egydio Setubal 39.264.821 2,169 39.264.821 2,169 Brazilian CPF 336.694.318-10 Fernando Setubal Souza e Silva 21.353.639 1,180 21.353.639 1,180 Brazilian CPF 311.798.878-59 Guilherme Setubal Souza e Silva 21.353.746 1,180 21.353.746 1,180 Brazilian CPF 269.253.728-92 Tide Setubal Souza e Silva Nogueira 21.354.077 1,180 21.354.077 1,180 Brazilian ___ CPF 296.682.978-81 _ ___ _ Olavo Egydio Setubal Júnior 44.069.150 2,434 44.069.150 2,434 Brazilian ___ CPF 006.447.048-29 _ ___ _ Bruno Rizzo Setubal 20.076.187 1,109 20.076.187 1,109 Brazilian ___ CPF 299.133.368-56 _ ___ _ Camila Setubal Lenz Cesar 20.076.188 1,109 20.076.188 1,109 Brazilian ___ CPF 350.572.098-41 _ ___ _ Luiza Rizzo Setubal Kairalla 20.076.191 1,109 20.076.191 1,109 Brazilian ___ CPF 323.461.948-40 _ ___ _

Roberto Egydio Setubal 53.887.595 2,977 53.887.595 2,977 Brazilian ___ CPF 007.738.228-52 _ ___ _ Mariana Lucas Setubal 25.002.081 1,381 25.002.081 1,381 Brazilian ___ CPF 227.809.998-10 _ ___ _ Paula Lucas Setubal 25.002.081 1,381 25.002.081 1,381 Brazilian ___ CPF 295.243.528-69 _ ___ _ José Luiz Egydio Setubal 90.181.495 4,982 90.181.495 4,982 Brazilian ___ CPF 011.785.508-18 _ ___ _ Beatriz de Mattos Setubal 4.395.600 0,243 4.395.600 0,243 Brazilian ___ CPF 316.394.318-70 _ ___ _ Gabriel de Mattos Setubal 4.395.600 0,243 4.395.600 0,243 Brazilian ___ CPF 348.338.808-73 _ ___ _ Olavo Egydio Mutarelli Setubal 4.395.600 0,243 4.395.600 0,243 Brazilian ___ CPF 394.635.348-73 _ ___ _ Alfredo Egydio Setubal 103.411.186 5,712 103.411.186 5,712 Brazilian ___ CPF 014.414.218-07 _ ___ _ Alfredo Egydio Nugent Setubal 2.081 0,001 2.081 0,001 Brazilian ___ CPF 407.919.708-09 _ ___ _

Marina Nugent Setubal 2.081 0,001 2.081 0,001 Brazilian ___ CPF 384.422.518-80 _ ___ _ Ricardo Egydio Setubal 103.363.825 5,710 103.363.825 5,710 Brazilian ___ CPF 033.033.518-99 _ ___ _ Marcelo Ribeiro do Valle Setubal 2.113 0,001 2.113 0,001 Brazilian ___ CPF 230.936.378-21 _ ___ _ Patricia Ribeiro do Valle Setubal 2.113 0,001 2.113 0,001 Nacionalidade: Brasileira ___ CPF 230.936.328-62 _ ___ _ Rodrigo Ribeiro do Valle Setubal 2.113 0,001 2.113 0,001 Brazilian ___ CPF 230.936.298-02 _ ___ _ 7RWDO_ ______________ __ __________________ ______________ ______________________ %$6(_’$7(____________ _ 2__(__6HWXEDO_6_$__ (2_ __ ____ 7RWDO_ ____ _ Paulo Setubal Neto 100.000 14,285 100.000 14,285 Brazilian CPF 638.097.888-72 Maria Alice Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 570.405.408-00 Olavo Egydio Setubal Júnior 100.000 14,285 100.000 14,285

Brazilian CPF 006.447.048-29 Roberto Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 007.738.228-52 José Luiz Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 011.785.508-18 Alfredo Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 014.414.218-07 Ricardo Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF 033.033.518-99 7RWDO_ ________ __ __________________ ________ ______________________ %$6(_’$7(_____________ _ 5XGULF_,7+_3DUWLFLSDo}HV_/WGD__ (2_ __ ____ 7RWDO_ ____ _ Ricardo Villela Marino 1.067.930.532 50,000 1.067.930.532 50,000 Brazilian CPF 252.398.288-90 Rodolfo Villela Marino 1.067.930.532 50,000 1.067.930.532 50,000 Brazilian CPF 271.943.018-81 7RWDO_ ______________ __ __________________ ______________ ______________________

15.3. – Distribution of Capital

Date of last general stockholders' meeting/ Date of last update	04.27.2021
Number of stockholders – individuals (units)	492,663
Number of stockholders – companies (units)	11,675
Number of institutional investors (units)	1,191

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	384,893,206	7.763%
Number of preferred shares (units)	4,779,959,150	98.640%
Total	5,164,852,356	52.680%

15.4. Please insert a flowchart of the issuer's stockholders and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares



Familia Moreira Salles
Familia Egydio de Souza Aranha (1)
Free Float (1) (*)
100.00% Total
63.27% common shares
18.21% preferred shares
33.69% Total
36.73% common shares
81.79% preferred shares
66.31% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% common shares
100.00% preferred shares
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % common shares
33.47% Total
39.21% common shares
19.83% Total
Free Float (*)
51.71% common shares
26.15% Total
Itaú Unibanco Holding S.A.
7.76% common shares
98.64% preferred shares
52.68% Total
(2)
(3)
22.45% Total
100.00% Total
99.99% common shares"A"
100.00% preferred shares
99.99%Total
100.00% common shares
100,00% preferred shares
100.00%Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
100.00% Total
100.00% Total
100.00% common shares
100.00% preferred shares
100.00%Total
99.99% common shares
100.00% preferred shares
99.99%Total
99.99% common shares
100.00% preferred shares
99.99%Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0.01% common shares
0.00% preferred shares
0.01%Total
Itaú Corretora de Valores S.A.
0.01% common shares
0.00% preferred shares
0.01%Total
Banco Itaucard S.A.

(1) Date: 03.31.2021.
(2) Date: 04.27.2021.
The percentages do not include treasury shares
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.
(3) Date: 12.31.2020.
Direct subsidiaries

15.8. Other significant information

<u>**Additional information on items 15.1/15.2**</u>

a) Regarding the stockholding position of stockholder BlackRock, Inc. ("BlackRock"), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock's stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock's total capital stock.

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03.30.2011	Opening balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10.21.2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock Split according to notice of 11.01.2018 (EGM 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders' Meeting.

c) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$ 97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders' Meeting.

<u>**Additional information on item 15.3**</u>

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of April 27, 2021.

The number of outstanding shares stated in item 15.3 hereof refers to the base date of April 27, 2021.

19.2—In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: Justification for not filling in the table: On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on April 24, 2019, we made available a line informing the event. This event was approved by BACEN on 05/31/2019.The Annual General Stockholders’ Meeting was held on April 28, 2020, we made available a line informing the event. The Extraordinary General Stockholders’ Meeting took place on January 31, 2021, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on April 27, 2021, we made available a line informing the event. 19.3. Supply other information that the issuer may deem relevant    Additional information on item 19.2—In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on April 24, 2019, we made available a line informing the event. This event was approved by BACEN on 05/31/2019.The Annual General Stockholders’ Meeting was held on April 28, 2020, we made available a line informing the event. The Extraordinary General Stockholders’ Meeting took place on January 31, 2021, we made available a line informing the event. The Annual General Stockholders’ Meeting took place on April 27, 2021, we made available a line informing the event. a. opening number; b. acquired number; c. weighted average purchase price; d. number sold; e. weighted average sale price; f. number cancelled; g. closing number; h. percentage in relation to outstanding securities of the same class and type.

04/27/2021 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                —R$                 7.97 0.0% Acquisition                -Disposal                —R$                  — Cancellation                —Closing balance                —R$                 7.25 0.0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                41,266,306 R$                24.67 0.0% Acquisition (*)                -Disposal                (16,790,397) R$                21.76 Cancellation                —R$                 — Stock split                —Closing balance                24,475,909 R$                26.78 0.0% (*) Repurchase amounts include settlement, brokerage and trading fees 01/31/2021 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                —R$                 7.97 0.0% Acquisition                -Disposal                —R$                 -Cancellation                —Closing balance                —R$                 7.25 0.0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                41,678,452 R$                24.67 0.9% Acquisition (*)                -Disposal                (412,146) R$                21.76 Cancellation                —R$                -Stock split                —Closing balance                41,266,306 R$                26.78 0.0% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2020 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                —R$                 7.97 0.0% Acquisition                -Disposal                —R$                 -Cancellation                —Closing balance                —R$                 7.25 0.0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                58,533,585 R$                24.67 1.2% Acquisition (*)                -Disposal                (16,855,133) R$                21.76 Cancellation                —R$                -Stock split                —Closing balance                41,678,452 R$                26.78 0.9% (*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2019 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                —R$                 7.97 0.0% Acquisition                -Disposal                —R$                 -Cancellation                —Closing balance                —R$                 7.25 0.0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                83,614,426 R$                24.67 1.8% Acquisition (*)                -Disposal                (25,080,841) R$                21.76 Cancellation                —R$                -Stock split                - Closing balance                58,533,585 R$                26.78 1.2% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2018 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                14,424,206 R$                 7.97 0.4% Acquisition                -Disposal                —R$                 -Cancellation                (14,424,206) R$                37.05 Closing balance                —R$                 7.25 0.0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance                71,459,714 R$                24.67 2.3% Acquisition (*)                13,100,000 R$                38.95 Disposal                (29,623,265) R$                30.35 Cancellation                —R$                -Stock split                28,677,977 Closing balance                83,614,426 R$                26.78 1.8% (*) Repurchase amounts include settlement, brokerage and trading fees